UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ASML Holding N.V.
 (Exact name of registrant as specified in its charter)

The Netherlands	025566	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

De Run 6501 55
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices) (Zip Code)

James A. McDonald
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street, Canary Wharf, London E14 5DS England
+44 (0)20 7519 7000
 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01     Conflict Minerals Disclosure and Report

ASML Holding N.V. has issued a Conflict Minerals Report for the period from January 1, 2017 to December 31, 2017. A copy of the Conflict Mineral Report is filed herewith as Exhibit 1.01 and is available at the following Internet address: www.asml.com.

The following Exhibit 1.01 is filed as part of this Specialized Disclosure Report on Form SD.

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASML HOLDING N.V. (Registrant)

Date: May 31, 2018	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2017